Exhibit 99.1

ASX/Media Release

Immutep Upscales Efti Manufacturing

SYDNEY, AUSTRALIA – December 16, 2020 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or “the Company”), a biotechnology company developing novel immunotherapy treatments for cancer and autoimmune diseases, has prioritised the recommencement of the process of scaling up the manufacturing of its lead product candidate eftilagimod alpha (“efti” or “IMP321”).

This follows the very encouraging interim results Immutep announced from its efti clinical trials at SITC (10 November 2020) and SABS (10 December 2020) and will be funded by the recent conversion of warrants on Immutep.

Immutep is planning to increase the efti manufacturing process from 200L to 2,000L capacity bioreactors at the WuXi Biologics manufacturing plant (Mashan site, Wuxi, China), with the major scale up steps taking place throughout 2021.

Chris Chen, CEO of WuXi Biologics said: “We are very pleased to be moving the scale up process forward for efti with Immutep. WuXi Biologics and Immutep have been working together for many years and we are excited to continue supporting them as they advance towards registration for efti.”

Marc Voigt, CEO of Immutep said: “Following the very encouraging interim Overall Survival data announced last week from our largest clinical trial, AIPAC, we have activated our plans to upscale the manufacturing of efti to 2,000L single-use bioreactors to prepare for potential commercial manufacturing and potential registration trials in multiple indications. WuXi Biologics is an important and long-term partner for us with excellent technical and commercial capabilities. We are entering 2021 in a very strong position, both financially and operationally.”

About Immutep

Immutep is a globally active biotechnology company that is a leader in the development of LAG-3 related immunotherapeutic products for the treatment of cancer and autoimmune disease. Immutep is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States.

Immutep’s current lead product candidate is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3 fusion protein (LAG-3Ig), which is a first-in-class antigen presenting cell (APC) activator being explored in cancer and infectious disease. Immutep is also developing an agonist of LAG-3 (IMP761) for autoimmune disease. Additional LAG-3 products, including antibodies for immune response modulation, are being developed by Immutep’s large pharmaceutical partners.

Immutep Limited, Level 12, 95 Pitt Street, Sydney NSW 2000

ABN: 90 009 237 889

Further information can be found on the Company’s website www.immutep.com or by contacting:

Australian Investors/Media:

Catherine Strong, Citadel-MAGNUS

+61 (0)406 759 268; cstrong@citadelmagnus.com

U.S. Media:

Tim McCarthy, LifeSci Advisors

+1 (212) 915.2564; tim@lifesciadvisors.com

This announcement was authorised for release by the Board of Immutep Limited.

Immutep Limited, Level 12, 95 Pitt Street, Sydney NSW 2000

ABN: 90 009 237 889